SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Agriculture & Natural Solutions Acquisition Corporation

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G0131Y100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0131Y100

1	Name of Reporting Persons Agriculture & Natural Solutions Acquisition Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,225,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,225,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,225,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 19.1% (2)
12	Type of Reporting Person FI (Cayman Islands limited liability company)

(1)

The shares reported above are Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-275150).

(2)

The percentage set forth in Row 11 of this Cover Page is based on 43,125,000 of the Issuer’s ordinary shares outstanding as of December 21, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 21, 2023.

CUSIP No. G0131Y100

1	Name of Reporting Persons Agriculture & Natural Solutions Acquisition Sponsor Holdings V, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,225,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,225,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,225,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 19.1% (2)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

The shares reported above are Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-275150).

(2)

The percentage set forth in Row 11 of this Cover Page is based on 43,125,000 of the Issuer’s ordinary shares outstanding as of December 21, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 21, 2023.

CUSIP No. G0131Y100

1	Name of Reporting Persons Agriculture & Natural Solutions Acquisition Sponsor Manager V, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,225,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,225,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,225,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.1% (3)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

The shares reported above are Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-275150).

(2)

Does not include 8,901,333 Class A ordinary shares of the Issuer which may be purchased by exercising warrants held by Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC that are not presently exercisable. Agriculture & Natural Solutions Acquisition Sponsor Manager V, LLC is the managing member of Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC and, as a result, may be deemed to share beneficial ownership of the Class A ordinary shares underlying the warrants held by Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC when they become exercisable. Agriculture & Natural Solutions Acquisition Sponsor Manager V, LLC disclaims any such beneficial ownership.

(3)

The percentage set forth in Row 11 of this Cover Page is based on 43,125,000 of the Issuer’s ordinary shares outstanding as of December 21, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 21, 2023.

CUSIP No. G0131Y100

1	Name of Reporting Persons Riverstone Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,225,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,225,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,225,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.1% (3)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

The shares reported above are Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-275150).

(2)

Does not include 8,901,333 Class A ordinary shares of the Issuer which may be purchased by exercising warrants held by Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC that are not presently exercisable. Riverstone Holdings LLC is the sole and managing member of Agriculture & Natural Solutions Acquisition Sponsor Manager V, LLC, which is the managing member of Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC. As a result, Riverstone Holdings LLC may be deemed to share beneficial ownership of the Class A ordinary shares underlying the warrants held by Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC when they become exercisable. Riverstone Holdings LLC disclaims any such beneficial ownership.

(3)

The percentage set forth in Row 11 of this Cover Page is based on 43,125,000 of the Issuer’s ordinary shares outstanding as of December 21, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 21, 2023.

CUSIP No. G0131Y100

1	Name of Reporting Persons David M. Leuschen
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,225,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,225,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,225,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.1% (3)
12	Type of Reporting Person IN

(1)

The shares reported above are Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-275150).

(2)

Does not include 8,901,333 Class A ordinary shares of the Issuer which may be purchased by exercising warrants held by Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC that are not presently exercisable. David M. Leuschen is a managing director of Riverstone Holdings LLC, which is the sole and managing member of Agriculture & Natural Solutions Acquisition Sponsor Manager V, LLC, which is the managing member of Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC. As a result, Mr. Leuschen may be deemed to share beneficial ownership of the Class A ordinary shares underlying the warrants held by Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC when they become exercisable. Mr. Leuschen disclaims any such beneficial ownership.

(3)

The percentage set forth in Row 11 of this Cover Page is based on 43,125,000 of the Issuer’s ordinary shares outstanding as of December 21, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 21, 2023.

CUSIP No. G0131Y100

1	Name of Reporting Persons Pierre F. Lapeyre, Jr.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,225,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,225,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,225,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.1% (3)
12	Type of Reporting Person IN

(1)

The shares reported above are Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-275150).

(2)

Does not include 8,901,333 Class A ordinary shares of the Issuer which may be purchased by exercising warrants held by Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC that are not presently exercisable. Pierre F. Lapeyre, Jr. is a managing director of Riverstone Holdings LLC, which is the sole and managing member of Agriculture & Natural Solutions Acquisition Sponsor Manager V, LLC, which is the managing member of Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC. As a result, Mr. Lapeyre may be deemed to share beneficial ownership of the Class A ordinary shares underlying the warrants held by Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC when they become exercisable. Mr. Lapeyre disclaims any such beneficial ownership.

(3)

The percentage set forth in Row 11 of this Cover Page is based on 43,125,000 of the Issuer’s ordinary shares outstanding as of December 21, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 21, 2023.

Item 1.

(a)	Name of Issuer:

Agriculture & Natural Solutions Acquisition Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

712 Fifth Avenue, 36th Floor

New York, NY 10019

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Agriculture & Natural Solutions Acquisition Sponsor LLC (“Sponsor”)

Agriculture & Natural Solutions Acquisition Sponsor Holdings V, LLC (“Holdings”)

Agriculture & Natural Solutions Acquisition Sponsor Manager V, LLC (“Manager”)

Riverstone Holdings LLC (“Riverstone”)

David M. Leuschen

Pierre F. Lapeyre, Jr.

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c)	Citizenship of each Reporting Person is:

The Sponsor is organized in the Cayman Islands. Riverstone, Holdings and Manager are organized in the State of Delaware. David M. Leuschen and Pierre F. Lapeyre, Jr. are each citizens of the United States.

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

G0131Y100

Item 3.

Not applicable.

Item 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2023, based upon 43,125,000 Class A Ordinary Shares outstanding as of December 21, 2023 and assumes the conversion of the Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), of the Issuer held by the Reporting Persons into Class A Ordinary Shares on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Agriculture & Natural Solutions Acquisition Sponsor LLC	8,225,000	19.1%	0	8,225,000	0	8,225,000
Agriculture & Natural Solutions Acquisition Sponsor Holdings V, LLC	8,225,000	19.1%	0	8,225,000	0	8,225,000
Agriculture & Natural Solutions Acquisition Sponsor Manager V, LLC	8,225,000	19.1%	0	8,225,000	0	8,225,000
Riverstone Holdings LLC	8,225,000	19.1%	0	8,225,000	0	8,225,000
David M. Leuschen	8,225,000	19.1%	0	8,225,000	0	8,225,000
Pierre F. Lapeyre Jr.	8,225,000	19.1%	0	8,225,000	0	8,225,000

Sponsor is the record holder of 8,225,000 Class B Ordinary Shares. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the sole and managing member of Manager. Manager is the managing member of Holdings, which is the managing member of Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor. Each such person or entity disclaims any such beneficial ownership.

Agriculture & Natural Solutions Acquisition Warrant Holdings, LLC (“Warrant Holdings”) is the record holder of warrants to purchase 8,901,333 Class A Ordinary Shares. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the sole and managing member of Manager. Manager is the managing member of Warrant Holdings. As a result, each such Reporting Person may be deemed to share beneficial ownership of the Class A Ordinary Shares underlying the warrants held by Warrant Holdings when they become exercisable. Each such Reporting Person disclaims any such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

AGRICULTURE & NATURAL SOLUTIONS ACQUISITION SPONSOR LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Authorized Person

AGRICULTURE & NATURAL SOLUTIONS ACQUISITION SPONSOR HOLDINGS V, LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Authorized Person

AGRICULTURE & NATURAL SOLUTIONS ACQUISITION SPONSOR MANAGER V, LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Authorized Person

RIVERSTONE HOLDINGS LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Authorized Person

/s/ Thomas Smith, attorney-in-fact
David M. Leuschen

/s/ Thomas Smith, attorney-in-fact
Pierre F. Lapeyre, Jr.

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement, dated February 8, 2024.

24.1	Power of Attorney of David M. Leuschen, dated November 8, 2023.

24.2	Power of Attorney of Pierre F. Lapeyre, Jr., dated November 8, 2023.

24.3	Power of Attorney of Agriculture & Natural Solutions Acquisition Sponsor LLC, Agriculture & Natural Solutions Acquisition Sponsor Holdings V, LLC, Agriculture & Natural Solutions Acquisition Sponsor Manager V, LLC and Riverstone Holdings LLC, dated February 8, 2024.